EXHIBIT 99.1

Golar LNG Limited: Result of partial bond buy-back

12 December 2022

Golar LNG Limited ("Golar") announces the result of the offer announced on 5 December 2022 to buy back parts of its USD 300 million senior unsecured bonds. The "Reverse Dutch Auction" closed on 9 December 2022 at 16:00 CET, and Golar has accepted offers up to and including a price of 100% of par value plus accrued and unpaid interest, equaling a total nominal amount of approximately USD 140 million. Cash settlement for the repurchase is expected to occur on 15 December 2022.

DNB Markets acted as Manager for the buy-back.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
December 12, 2022
Enquiries:
Golar Management Limited: + 44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO
Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act